Exhibit 99.1

ENERFLEX LTD. PROVIDES PRELIMINARY OUTLOOK FOR 2025 AND CONFIRMS

TIMING OF FOURTH QUARTER RELEASE

NEWS RELEASE

CALGARY, Alberta, January 13, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) is pleased to provide its preliminary outlook for 2025.

All amounts presented are in U.S. Dollars (“USD”) unless otherwise stated.

Outlook

During 2025, Enerflex’s priorities include: (1) enhancing the profitability of core operations; (2) leveraging the Company’s leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to strengthen Enerflex’s financial position, provide direct shareholder returns, and invest in selective customer supported growth opportunities.

Enerflex’s preliminary outlook for 2025 reflects steady demand across its business lines and geographic regions. Operating results will be underpinned by the highly contracted Energy Infrastructure (“EI”) product line and the recurring nature of After-Market Services, which together are expected to account for approximately 65% of our gross margin before depreciation and amortization. Enerflex’s EI product line is supported by customer contracts, which are expected to generate approximately $1.5 billion of revenue during their current terms.

Complementing Enerflex’s recurring revenue businesses is the Engineered Systems (“ES”) product line, which carried a backlog of approximately $1.3 billion as at December 31, 2024, the majority of which is expected to convert into revenue over the next 12 months. Near-term revenue for this business line is expected to remain steady and the medium-term outlook for ES products and services continues to be attractive, driven by expected increases in natural gas and produced water volumes across Enerflex’s global footprint.

Enerflex is targeting a disciplined capital program in 2025, with total capital expenditures of $110 million to $130 million. This includes a total of approximately $70 million for maintenance and PP&E capital expenditures. Similar to 2024, disciplined capital spending will focus on customer supported opportunities in the U.S. and Middle East. Notably, the fundamentals for contract compression in the U.S. remain strong, led by expected increases in natural gas production in the Permian and capital spending discipline from market participants. Enerflex will continue to make selective customer supported growth investments in this business.

Fourth Quarter Results

Enerflex plans to release its financial results and operating highlights for the year ended December 31, 2024, prior to market open on Thursday, February 27, 2025. Results will be communicated by news release and will be available on the Company’s website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, February 27, 2025 at 8:00 a.m. (MST), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register.vevent.com/register/BI3947144f36ac4488be4e38db59385a7f. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/dvksnz6g/.

Advisory Regarding Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. The use of any of the words “future”, “continue”, “estimate”, “expect”, “may”, “will”, “could”, “believe”, “predict”, “potential”, “objective”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to: expected increases in natural gas and produced water volumes in Enerflex’s core operating regions; Enerflex’s 2025 preliminary outlook including expectations: (i) for steady demand across business lines and geographic regions; (ii) that the Energy Infrastructure product line and the recurring nature of After-Market Services will, together, account for approximately 65% of gross margin before depreciation and amortization; (iii) that customer contracts within the EI product line, will generate approximately $1.5 billion of revenue during their current terms; (iv) that the majority of the ES backlog of approximately $1.3 billion (as at December 31, 2024) will convert into revenue over the next 12 months; (v) that near-term revenue for the ES business line will remain steady; (vi) that the medium-term outlook for ES products and services will continue to be attractive, driven by expected increases in natural gas and produced water volumes; (vii) for a disciplined capital program during 2025, with total capital expenditures of $110 million to $130 million, which includes a total of approximately $70 million for maintenance and PP&E capital expenditures; (viii) that capital spending will focus on customer supported opportunities in the U.S. and Middle East; (ix) that the fundamentals for contract compression in the U.S. remain strong, led by expected increases in natural gas production in the Permian and capital spending discipline from market participants; and (x) that Enerflex will release its financial results and operating highlights for the year ended December 31, 2024, prior to market open on Thursday, February 27, 2025.

All forward-looking information and statements in this news release are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the acquisition of Exterran Corporation and the timing and quantum thereof; the interpretation and treatment of the transaction to acquire Exterran Corporation by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners; risks associated with technology and equipment, including potential cyberattacks; the occurrence and continuation of unexpected events such as pandemics, severe weather events, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in: (i) Enerflex’s Annual Information Form for the year ended December 31, 2023, (ii) Enerflex’s management’s discussion and analysis for the year ended December 31, 2023, and (iii) Enerflex’s Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

2

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

3